March 6, 2019

James E. Hohmann
Chief Executive Officer
Vericity, Inc.
8700 W. Bryn Mawr Avenue
Suite 900S
Chicago, Illinois 60631

       Re: Vericity, Inc.
           Amendment No. 3 to Draft Registration Statement on Form S-1 Response dated February 15, 2019
           CIK No. 0001575434

Dear Mr. Hohmann:

       We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
December 17, 2018 letter.

Response Dated February 15, 2019

Cover Page

1. We note your response to prior comment 1 and your proposed disclosure that "[t]here is no expectation that one hundred percent of the net proceeds would be available for use in payment of a special dividend." Please clearly state in the prospectus that the special dividend will not equal one hundred percent of net proceeds. If there is any uncertainty as to the use of one hundred percent of net proceeds for the special dividend, please revise the cover page to state that the amount of the special dividend will be determined within six months of the offering and could be up to one hundred percent of net proceeds.
 James E. Hohmann
Vericity, Inc.
March 6, 2019
Page 2

       You may contact Ibolya Ignat at 202-551-3636 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Jeff Gabor at 202-551-2544 or Erin Jaskot at 202-551-3442 with any other questions.



                                                        Sincerely,
FirstName LastNameJames E. Hohmann
                                                        Division of Corporation
Finance
Comapany NameVericity, Inc.
                                                        Office of Healthcare &
Insurance
March 6, 2019 Page 2
cc:       J. Brett Pritchard, Esq.
FirstName LastName